September 3, 2010

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549-3561

Re:          CarMax, Inc.
Form 10-K for Fiscal Year Ended February 28, 2010
Filed April 27, 2010
Definitive Proxy Statement on Schedule 14A
Filed May 3, 2010
File No. 001-31420

Dear Mr. Owings:

This letter responds to your letter dated August 23, 2010, to Mr. Keith D. Browning, Executive Vice President and Chief Financial Officer of CarMax, Inc., regarding the above-referenced filings.  Throughout this letter, “we,” “our,” “CarMax,” and the “Company” refer to CarMax, Inc. and its wholly owned subsidiaries, unless the context requires otherwise.

For your convenience, we have set forth the original comment from your letter in bold and italicized typeface.  Our response appears below in normal typeface.

Definitive Proxy Statement on Schedule 14A

Risk and Compensation Policies and Practices, page 14

1.  We note your response to comment 3 in our letter dated July 27, 2010.  Please briefly describe to us the summary and the risk mitigation tools employed by the Company that management and the Compensation and Personnel Committee considered in concluding that none of CarMax’s compensation policies and practices creates risks that are reasonably likely to have a material adverse effect on the Company.

In order to evaluate whether risks arising from CarMax’s compensation policies and practices were reasonably likely to have a material adverse effect on the Company, management reviewed the Company’s compensation policies and practices for all employees, the potential risks presented by those policies and practices, and the factors that mitigate those risks.  Following this review, management summarized its findings and presented this summary to the Compensation and Personnel Committee at the committee’s April 2010 meeting.

Mr. H. Christopher Owings
United States Securities and Exchange Commission
September 3, 2010

For each group of CarMax associates covered by the summary (e.g., (a) named executive officers and other senior CarMax associates, (b) other home office associates and CarMax Auto Finance associates, (c) regional leadership teams, (d) store management teams and (e) store associates, including sales managers, sales associates, business office associates, technicians and service consultants), the summary listed each compensation policy or practice applicable to that group, the potential risk presented by that policy or practice and the risk mitigation tools employed by the Company to mitigate the related risk.

The compensation practices and policies covered by the summary included payments in the forms of base salaries, annual bonuses, unit sales bonuses, equity and equity-based awards, sales commissions and hourly pay.  The risk mitigation tools covered by the summary included the following:

(a)
annual bonus payments made to senior management are (i) subject to a clawback provision, (ii) capped at 200% of base salary and (iii) only paid when the metrics designed by an independent committee of non-employee directors have been satisfied;

(b)
annual equity and equity-based awards (i) are approved by an independent committee of non-employee directors, (ii) contain three to four year vesting provisions and (iii) for senior management, must be held in compliance with the Company’s stock ownership guidelines;

(c)
unit sales bonuses are subject to risk mitigation tools that ensure that associates are not overpaid based upon inflated sales figures.  These tools include (i) the performance of a daily vehicle inventory at each store, (ii) centralized and non-negotiable vehicle pricing, (iii) centralized assignment of unit sales targets and (iv) electronic reporting of unit sales from each store to the home office; and

(d)	hourly pay is tracked and managed through a time management and reporting system, and each store’s “hours” budget is set on a weekly basis.

* * * * *

Mr. H. Christopher Owings
United States Securities and Exchange Commission
September 3, 2010

Should you have any questions or further comments, please contact the undersigned at (804) 747-0422 x2969.

Very truly yours,

/s/ Keith D. Browning

CarMax, Inc.
Keith D. Browning
Executive Vice President and
Chief Financial Officer

cc:           Thomas J. Folliard,
President and Chief Executive Officer

Eric M. Margolin,
Senior Vice President,
General Counsel and Secretary